[Printed on Community Bancorp, Inc. letterhead]



October 18, 2002





Dear Shareholder:

On October 1, 2002, we sent you materials concerning Community Bancorp, Inc.'s offer to purchase up to 222,222 shares of its common stock from its shareholders through a tender offer, at a price of $13.50 per share.

As a result of a review of these materials, the Securities and Exchange Commission has requested that certain procedures contained in the Offer to Purchase be revised.

Enclosed please find a revised copy of the Offer to Purchase, marked to show all changes made to the Offer to Purchase sent on October 1, 2002.

The principal terms of the tender offer remain unchanged. You may use the materials sent on October 1, 2002 to tender your shares. Please contact either me or Donald R. Hughes, Jr., Treasurer and Clerk, at 978-568-8321 if you need additional copies of the materials or if you have any questions concerning the offering.

Please note that the tender offer is scheduled to expire at 5:00 P.M. on November 1, 2002, unless extended by the Company.

Sincerely,


/s/ James A. Langway

James A. Langway
President and Chief Executive Officer


Enclosure